EnviroMission
EnviroMission Limited
ACN: 094 963 238

Ground Floor

3 Raglan Street
South Melbourne
Victoria, Australia 3205
T: +61 3 9693 5666
F: +61 3 9699 7566
E: kforte@enviromission.com.au
W: www.enviromission.com.au

Attention: Mary Cascio's assistant. (sorry I don't know your name)

Thursday 2 April, 2007

SEC FILE NO: 82-34693

US Securities and Exchange Commissio[redacted]
Attention Filing Desk
450 Fifth Street N W
WASHINGTON DC 20549
UNITED STATES OF AMERICA

07023012

SUPPL

Dear Sir or Madam

Please find enclosed company announcements released to the Australian Stock Exchange for EnviroMission Limited (ASX: EVM; US OTC: EVOMY) for the period 27 February – 2 April, 2007.

Yours faithfully

Kim Forte
Communications Manager
EnviroMission Limited

+61 3 9693 5603
kforte@enviromission.com.au

PROCESSED
MAY 03 2007
THOMSON FINANCIAL

dlw 5/1

Enviro Mission
EnviroMission Limited
ACN: 094 963 238
3 Raglan Street
South Melbourne, Victoria 3205
T +61 3 9693 5666
F +61 3 9699 7566
E communications@enviromission.com.au

COMPANY ANNOUNCEMENTS DIVISION
For Immediate Release
Monday, 2 April, 2007

ASX Code: EVM
US OTC Code: EVOMY

COMPANY ANNOUNCEMENT

EnviroMission in Bid to Sell Tower Power in Texas

EnviroMission has lodged a bid in a competitive tender process to supply 200MW of Solar Tower power to Texas based, El Paso Electric Company (EPE).

Bidders to El Paso Electric's request for proposals (RFP) are competing on price to supply up to 300MW of electricity to El Paso Electric; successful bidders expected to be announced by the end of this financial quarter.

Whilst the outcome of the bid process will not solely define Solar Tower development in the region, EnviroMission's success in the bidding process would achieve greater development certainty sooner.

A successful bid will achieve the equivalent of a power purchase agreement to provide certainty and strength to EnviroMission's commercial case for development.

"EnviroMission has four sites undergoing meteorological assessment in the South West, although the weight of a power purchase agreement associated with a specific development would immediately increase overall certainty for development in the region.

"EnviroMission's bid to El Paso Electric also outlined the potential for strong carbon abatement and unique sustainable energy benefits unavailable to bidders historically exposed to fuel risk associated with fuel chain logistics and global market forces.

"The basis of EnviroMission's bid in a competitive process alongside non-renewable bidders has been made possible through efficiencies achieved from innovation and development of the Solar Tower concept in Australia that have substantially enhanced the unrivalled environmental benefits already associated with the technology" Mr Roger Davey, EnviroMission's Chief Executive, said describing some features of the bid.

El Paso, known locally as the 'sun city', has been earmarked for Solar Tower development, with meteorological testing underway to confirm the ideal solar conditions at two local sites.

Energy prices and mandates for renewable energy generation in the US are proving strong incentives within the pre-feasibility analysis for the 'first off' development case.

EnviroMission recently revised the scope of its development intent for the Australian Solar Tower concept to include international markets in order to access greater opportunities for commercial success; previously announced plans to merge with US based SolarMission Technologies have expressed the intent of both companies to achieve seamless access to the strongest available economics to drive Australian Solar Tower development forward.

EnviroMission has consulted and collaborated with SolarMission in the detail and structuring of the bid to El Paso Electric in order to meet the opportunity and timing of the RFP in anticipation of a successful merger decision.

El Paso media has reported news of EnviroMission's bid to El Paso Electric's RFP, signifying local interest in Solar Tower development in the region; links to local reports by El Paso ASB7 are available on the EnviroMission website at www.environmisssion.com.au.

Ends.

Enquiries:
Kim Forte
Communications Manager **M** +61414690356 | **T** +6139635666 | **E** kforte@enviromission.com.au

EnviroMission Limited
ACN: 094 963 238
3 Raglan Street
South Melbourne, Victoria 3205
T +61 3 9693 5666
F +61 3 9699 7566
E communications@enviromission.com.au

COMPANY ANNOUNCEMENTS DIVISION
For Immediate Release
Friday, 30 March, 2007

ASX Code: EVM
US OTC Code: EVOMY

COMPANY ANNOUNCEMENT

ISSUE OF SHARES PURSUANT TO ASX LISTING RULES, NOTICE UNDER SECTION 708A (5)(e)

EnviroMission Limited ("EnviroMission") issued 1,047,944 ordinary shares ("Shares") at an issue price of $0.25 and 175,000 at an issue price of $0.30 on 28 March 2007 in settlement of amounts due for the provision of professional services.

Appendix 3B relating to the shares issued accompanies this announcement.

Notice under Section 708A (5)(e)

EnviroMission gives notice relating to the issue of securities identified above.

EnviroMission confirms that the relevant securities were issued without disclosure to investors under Part 6D of the Corporations Act, and this notice is given under paragraph 708A (5)(e) of the Corporations Act.

EnviroMission has complied with the relevant provisions of Chapter 2M and Section 674 of the Corporations Act as they apply to it.

There is no excluded information within the meaning of sub-sections 708A (7) and (8) of the Corporations Act.

Ends.

Ian Riley
Company Secretary
Chief Financial Officer

Enviro Mission
EnviroMission Limited
ACN: 094 963 238
3 Raglan Street
South Melbourne, Victoria 3205
T +61 3 9693 5666
F +61 3 9699 7566
E communications@enviromission.com.au

COMPANY ANNOUNCEMENTS DIVISION
For Immediate Release
Tuesday, 20 March, 2007

ASX Code: EVM
US OTC Code: EVOMY

C O M P A N Y A N N O U N C E M E N T

Details of Media Release into US Market per EnviroMission Merger Proposal Announcement

'MERGER LIFTS SOLAR TOWER PROSPECTS IN US'

Media release headed 'Merger Lifts Solar Tower Prospects in US' was released in the US per proposed merger of EnviroMission with US based SolarMission Technologies, Inc (SolarMission).

Media release restates EnviroMission's intent to merge EnviroMission with SolarMission to create a newly formed wholly owned subsidiary of EnviroMission for the purpose of creating a single development vehicle with exclusive rights to develop Solar Tower power station in key global markets subject to shareholder and regulator approval.

Media release makes reference to the strategic advantages being sought through a merger to provide EnviroMission with access to develop the Australian Enhanced Solar Tower in broader markets including the US whilst providing SolarMission with increased equity in the enhanced and proprietorship in the Australian Enhanced Solar Tower concept

Excerpt of Media release:

'The merger is also intended to combine the resources of both companies to achieve 2007 financial close for development of the first Australian Solar Tower into the market determined most advantageous for development success using international, rather than domestic, market determinants. Initial application of broader market analysis currently points to US development ahead of other markets, based on strong economic viability shown in early pre-feasibility findings out of the US south west region.

Solar Tower pre-feasibility development cooperation between EnviroMission and SolarMission in the US has been undertaken cognisant that approval of the merger strategy will formalise and reflect appropriate and equitable commercial opportunities for all parities concerned with future development of the Australian Solar Tower concept.'

Media release document follows this announcement.

Ends.

Enquiries to:

Ms. Kim Forte
Communications Director
Media, Investor and Government Relations
+61414690356
kforte@enviromission.com.au

../2

Enviro
Mission

MEDIA RELEASE

EnviroMission Limited
ACN: 094 963 238

MERGER LIFTS SOLAR TOWER PROSPECTS IN US

MELBOURNE, Australia, March 20/ -- Moves to merge Solar Tower power station development interests into a wholly owned subsidiary of EnviroMission Limited (ASX: **EVM**, US OTC: **EVOMY**) is set to lift US Solar Tower development prospects via a multi-national business development model proposed under the terms of the merger.

Shareholder approval will be sought to merge US based SolarMission Technologies, Inc (SolarMission) with Melbourne based EnviroMission Limited (EnviroMission) into a newly formed, wholly owned subsidiary of EnviroMission, to create a single development vehicle with exclusive multi-national rights to develop Solar Tower renewable energy power stations in global markets including Australia and the US.

SolarMission currently owns the development rights to the original Solar Tower concept in the US and other key global markets excluding Australia following assignment of the exclusive Australian development rights to EnviroMission by SolarMission in return for equity in EnviroMission at the time of the Australian company's listing on the Australian Stock Exchange in 2001.

EnviroMission's significant development and enhancement of the Solar Tower concept since 2001 has been central to recent licence renewal negotiations to achieve equitable access to all future development opportunities that best reflect each company's level of investment, research and development 'know how'.

The removal of development barriers for EnviroMission's Australian Enhanced Solar Tower concept into international markets underpins EnviroMission's offer to merge with SolarMission to create an Australian based multi-national development group with ASX listing and NASD OTC (Pink Sheet) filing status in the US.

The basis of EnviroMission's offer is 2:1 ordinary EnviroMission shares for each issued and outstanding SolarMission common share; and, 1:5 ordinary EnviroMission shares for each issued and outstanding SolarMission warrant.

Shareholder approval of the merger will make EnviroMission and its subsidiaries the sole developer of the Australian Solar Tower concept in any market where assignable license rights are presently held by EnviroMission or SolarMission.

The merger is also intended to combine the resources of both companies to achieve 2007 financial close for development of the first Australian Solar Tower into the market determined most advantageous for development success using international, rather than domestic, market determinants. Initial application of broader market analysis currently points to US development ahead of other markets, based on strong economic viability shown in early pre-feasibility findings out of the US south west region.

Solar Tower pre-feasibility development cooperation between EnviroMission and SolarMission in the US has been undertaken cognisant that approval of the merger strategy will formalise and reflect appropriate and equitable commercial opportunities for all parities concerned with future development of the Australian Solar Tower concept.

Ends.

Enviro
Mission
Media Enquiries:
Ms Kim Forte – Communications Director
+61414 690 356
+61 3 9693 5605
kforte@enviromission.com.au
www.enviromission.com.au



Enviro Mission
EnviroMission Limited
ACN: 094 963 238
3 Raglan Street
South Melbourne, Victoria 3205
T +61 3 9693 5666
F +61 3 9699 7566
E communications@enviromission.com.au

COMPANY ANNOUNCEMENTS DIVISION
For Immediate Release
Thursday 15 March, 2007

ASX Code: EVM
US OTC Code: EVOMY

COMPANY ANNOUNCEMENT

MERGE TO BUILD SOLAR TOWER OPPORTUNITIES

The boards of directors of EnviroMission Limited and US based SolarMission Technologies Inc. (SolarMission), have unanimously moved to merge SolarMission with a newly formed wholly owned subsidiary of EnviroMission for the purpose of creating a single development vehicle with exclusive rights to develop Solar Tower power stations in key global markets; subject to shareholder and regulator approval. Following the completion of the merger, SolarMission will be a wholly owned subsidiary of EnviroMission.

SolarMission is currently the official Solar Tower developer and has been a major shareholder in EnviroMission since equity was exchanged for EnviroMission's exclusive Australian development licence in 2001.

Solar Tower licence renewal negotiations and development agreements have required a comprehensive review to more fully take into account EnviroMission's significant 'know how' and ownership of intellectual property associated with Australian development of the technology.

Shared strategic intent and the high level of cooperation currently operating between EnviroMission and SolarMission will best be served through a merger that will ensure the shareholders of both companies have equitable access to all future commercial development opportunities in line with the level of investment, research and development of both parties to date.

It is proposed that EnviroMission will offer SolarMission shareholders equity in EnviroMission to create an Australian based global development group with ASX listing and a NASD OTC (Pink Sheets) filing status; the terms of the proposed offer are:

2.5 ordinary EnviroMission shares for each issued and outstanding SolarMission common share

1.5 ordinary EnviroMission shares for each issued and outstanding SolarMission warrant

The proposed merger is also intended to provide a solution to potential development barriers or royalty issues where the Australian Solar Tower concept is developed in markets outside the control of EnviroMission.

A successful merger will make EnviroMission and its subsidiaries the sole developer with all assignable licence rights presently owned by EnviroMission and SolarMission to be held by the newly formed EnviroMission group.

It is also expected that successful completion of a merger will allow the combined resources of both companies to aim for a 2007 financial close for construction of the Australian Solar Tower concept in the US, without prejudice to any current development considerations in Australia.

continued../2

COMPANY ANNOUNCEMENTS DIVISION
For Immediate Release
Thursday 15 March, 2007

Recent development cooperation between EnviroMission and SolarMission in the US has been undertaken in good faith based on the positive historical connection and shared strategic intent of both companies, cognisant that shareholder approval of the merger strategy will formalise this relationship to achieve an appropriate and equitable commercial opportunity in a wider market for all concerned.

Ends.

Roger C. Davey
Executive Chairman
Chief Executive Officer
EnviroMission Limited

Enquiries to:
Ms Kim Forte
Communications Director
+61414690356
kforte@enviromission.com.au

Enviro Mission
EnviroMission Limited
ACN: 094 963 238
3 Raglan Street
South Melbourne, Victoria 3205
T +61 3 9693 5666
F +61 3 9699 7566
E communications@enviromission.com.au

COMPANY ANNOUNCEMENTS DIVISION
For Immediate Release
Tuesday 27 February, 2007

ASX Code: EVM
US OTC Code: EVOMY

COMPANY ANNOUNCEMENT

Webcast Link to Chairman Interview

Public access to a webcast link of an interview with EnviroMission Chairman, Roger Davey, by WallSt.net is available at:

http://wallst.net/audio/audio.asp?symbol=EVOMY%20&id=3065

Mr. Davey spoke with WallSt.net about progress and opportunities for Solar Tower technology, including EnviroMission's recent involvement in Solar Tower development in the US.

WallSt.net provides corporate information, profiles and updates to the US investor market.

Ends.

Enquiries
Kim Forte
Communications Director
communications@enviromission.com.au
+61414690356

END